FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 27, 2005
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provident to Acquire EnCana’s Midstream NGL Business for $697 million Complementary assets add to Provident’s economic life and sustainability NEWS RELEASE NUMBER 26 - 05 October 27, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) announced today that it has agreed to acquire the natural gas liquids (NGL) business of EnCana Corporation (TSX, NYSE: ECA), for a purchase price of approximately C$697 million, plus working capital and other adjustments, which Provident estimates to be C$80 million. The acquired business includes interests in an interconnected set of NGL extraction, transportation, storage, fractionation and distribution facilities, with current throughput of almost 25,000 barrels per day of ethane and about 13,500 barrels per day of propane-plus. Also included is NGL marketing company Kinetic Resources. The acquisition complements Provident’s existing midstream operations, creating a fully integrated and geographically diverse NGL midstream business. Through this transaction, Provident becomes the second-largest integrated NGL player in Canada, with operations at Fort Saskatchewan, Empress, and Sarnia.

“This is a defining transaction for Provident, and a superb fit with our diversified portfolio strategy of combining quality infrastructure assets with our upstream oil and gas production business,” said Provident Chief Executive Officer Thomas Buchanan. “We saw a rare opportunity to acquire a premier suite of long-life assets and to retain an excellent management and operating team. The business complements our current NGL midstream operations beautifully, particularly at Redwater. We see substantial synergies and the opportunity to add additional value in the future, since we’re gaining flexibility to manage NGLs across the continent and through the value chain.”

The acquired NGL business stretches from Taylor, British Columbia to Sarnia, Ontario and Lynchburg, Virginia, and generates stable cash flow from long-term ethane supply contracts with international petrochemical companies. As one of only two companies in Canada with ownership in a fully integrated west-to-east NGL system, Provident will be uniquely positioned to optimize value through seasonal product sales and location price differentials. Major assets include over two billion cubic feet per day of gas processing capacity at Empress, Alberta, and interests in facilities in other key NGL locations. The facilities are among the newest and most efficient in North America. The assets and interests to be acquired include:

•	Interests in straddle plants at Empress, Alberta
o	Operatorship and 60 percent interest in the EnCana Empress Plant
o	33 percent interest in the BP E1 Plant
o	8.33 percent interest in the Conoco Empress Plant
o	12.43 percent interest in the ATCO Plant
o	100 percent ownership of the new EnCana Debutanizer
•	50 percent interest in the Kerrobert Pipeline and Storage Facility
•	18.27 percent interest in the Superior Storage Facility and Depropanizer
•	Interests ranging from 10 to 18 percent in Sarnia fractionation and storage facilities
•	49 percent interest in the Marysville Underground Storage Terminal (MUST)
•	100 percent interest in Kinetic Resources, an NGL marketing company.

This acquisition is accretive on key metrics for Provident unitholders, including cash flow and net asset value (NAV). On a pro-forma basis using the data from the first six months of 2005, per unit accretion on both measures would have been in the order of 10 percent. Provident anticipates that the strong accretion will continue in the future. For the six months ended June 30, 2005 this business generated revenues and EBITDA of C$185.4 million and C$49.2 million, respectively. Provident expects minimal ongoing maintenance capital requirements. Future financial performance will be augmented by strategic expansion initiatives completed recently. Given the excellent fit of this NGL business with Provident’s existing Redwater operations, the company also expects to realize significant operational synergies over time. Provident has identified approximately C$12 million in annual pre-tax synergies that may be realized within the next two years and anticipates additional savings and value-added opportunities.

“This NGL business is an obvious and natural fit for an energy income trust,” said Provident President Randall Findlay. “These are long-life assets with limited capital requirements in a thriving industry. We will continue to manage our commodity price exposure through an active risk management program, to ensure stable distributions for our unitholders. We anticipate a smooth transition of this business and its people to Provident based on how well the business complements our existing Redwater operations.”

As part of the acquisition, EnCana has agreed to provide a near-term fractionation spread support program. The program will provide Provident with up to C$75 million of support over the next two years if fractionation spreads are below historic levels. This program will ensure that Provident achieves the long-term average spreads, or better, through to November 2007, providing more stable cash flow and distributions for Provident unitholders. EnCana will have the ability to recover the amounts provided under the program until October 31, 2008, if fractionation spreads exceed historic levels. Provident’s risk management strategy will be to lock in fractionation spread margins, stabilizing cash flow over the longer term.

This transaction will extend Provident’s economic cash flow life by nearly 20 percent, to approximately 18 years. Provident’s midstream business unit will now represent approximately 40 percent of the company’s EBITDA, an increase from 19 percent currently. The acquisition solidifies Provident’s unique position as Canada’s only integrated energy trust, offering a diversified portfolio of oil and gas and infrastructure assets and focused on delivering stable, long-term returns for investors.

The initial transaction will see EnCana retain 10 percent ownership of the EnCana Empress plant. EnCana has a put option to sell its remaining interest in the plant to Provident in a subsequent transaction.

The acquisition is subject to customary regulatory approvals in the United States and Canada including Hart-Scott Rodino (United States) and Competition Act (Canada) approval. The transaction is expected to close before the end of the year.

National Bank Financial has acted as financial advisor to Provident in the transaction.

Acquisition Financing

In conjunction with the acquisition, Provident has entered into a bought deal agreement with a syndicate of underwriters co-led by National Bank Financial, BMO Nesbitt Burns and Scotia Capital to issue 21.8 million subscription receipts (the “Subscription Receipts”) of Provident at a price of C$12.60 per Subscription Receipt for proceeds of approximately C$275.1 million, and C$150.0 million principal amount of 6.50% convertible extendible unsecured subordinated debentures (the “Debentures”). Provident has granted the underwriters an option to purchase up to an additional 3.2 million Subscription Receipts at any time until 48 hours prior to closing of the offering.

Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one trust unit upon completion of the acquisition of the NGL business. The gross proceeds from the sale of the Subscription Receipts will be held by an escrow agent and invested in short term obligations issued or guaranteed by the Government of Canada (or other approved investments) pending completion of the acquisition. Upon completion, the escrowed funds will be released to Provident. If the closing of the acquisition occurs after November 15, 2005, but on or before 5:00p.m. (Calgary time) on January 25, 2006, holders of Subscription Receipts of record on the date the acquisition closes will, in addition, be entitled to receive a payment equivalent to the distribution that is expected to be paid by Provident on December 15, 2005. If the acquisition fails to close by 5:00 p.m. (Calgary time) on January 25, 2006, or the acquisition is terminated at an earlier time, the escrow agent will return to the holders of Subscription Receipts an amount equal to the offering price therefore and their pro rata entitlements to interest earned on such amount.

The Debentures will be convertible, at the option of the holder, into fully paid trust units of Provident at a conversion price of C$14.75 per trust unit, being a rate of 67.7966 trust units per C$1,000 principal amount of Debentures. The maturity date (the "Maturity Date") for the Debentures will initially be on January 25, 2006 (the "Initial Maturity Date"). Upon the closing of the acquisition of the NGL Business, the Maturity Date of the Debentures will be automatically extended from the Initial Maturity Date to April 30, 2011 (the "Final Maturity Date"). In the event that the acquisition of the NGL Business is not completed on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Debentures will mature on the Initial Maturity Date.

The Subscription Receipts and Debentures will be offered in all provinces of Canada. The offering is subject to normal regulatory approval and is expected to close on or about November 15, 2005. The underwriting syndicate consists of National Bank Financial Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Canaccord Capital Corporation, HSBC Securities (Canada) Inc., and Sprott Securities Limited.

National Bank of Canada, The Bank of Nova Scotia, and Bank of Montreal have provided underwritten credit facilities to support the acquisition. The net proceeds of the Offering, combined with the credit facilities provided, will fully fund the acquisition.

About Provident

Provident is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada, southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

Further information about this transaction is available on Provident’s web site, at www.providentenergy.com.

This document contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds that Provident will derive there from.

Investor and Media Contact: Laurie Stretch Senior Manager Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergym	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: October 27, 2005	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary